

INVEST IN **DARKMATR**

Construction workflow software. All projects. All data. One platform.

LEAD INVESTOR ⌄



Walt Oxley

DARKMATR is a very cool and much needed application for our construction industry. This concept has successfully gained traction in other industries, like Clickup and Shopify. And now Scott and John have the experience and knowledge to provide the solution for the construction market. This simple to use software is specifically designed around those that DO construction, not WATCH construction. DARKMATR can revolutionize the way subcontractors and design professionals can interact with projects and teams on a daily basis. We have been wasting thousands of hours filtering through downstream project notifications and emails from software we don't control. If we want the most up to date information, we have been forced to go find it in some cloud software controlled by general contractors – then download a version for ourselves – by the time it's downloaded it's usually out of date. DARKMATR is finally providing a tool with the ability to work across multiple projects and multiple platforms but keeps you all in one space. We no longer need to learn all the different nuances across the varying software, we just need to learn how to use Darkmatr and we have access to not only all the project relevant information but able to automatically keep up to date with the changes. If DARKMATR stopped here it would already be successful, but they aren't. They are setting up a number of easy to use - user specific customizations that can set alerts you actually care about, filter through the noise, and quickly access information that you care about. DARKMATR provides easy access to the correct project information then allows you to create custom documents that you can share across the team – all without downloading to your desktop or relying on email. The more you use DARKMATR, the better it becomes!

Invested $28,500 this round

darkmatr.com   Boston MA   Technology   Service   Infrastructure & Construction

Highlights

1 Subcontractor & Design Professional workflow software

2 Manage all the leading GC tools (Procore, Autodesk, etc) across all your jobs, all within one site

3 Eliminating the $31B+ financial loss, due to rework on projects from poor data and miscommunication

4 Replicating a successful model in software (think: ClickUp.com) for the $7T construction industry

5 CTO w/ 35 yrs developing enterprise software for the construction industry; processing $10B+ revenue

6 CEO w/ 16 yrs GC and SC experience with aggregate projects totaling $1B+

7 The current product has proven to save time & money across 16 projects and 6 different GC companies

8 Projected YR1-ending user base of ~1K and annual run rate revenue of $1M *not

 guaranteed

Our Team

 **John Andolino** Co-founder, Chief Technology Officer, Chairman

John has spent 35 years developing enterprise software with the last 14 years as CEO/CTO of a SaaS company specializing in construction software. His products have processed over $10 Billion in customer revenue.

 **Scott Maclellan** Co-founder, Chief Executive Officer, Director

Scott has 16 years of construction field experience on projects ranging from $3M to $350M with senior positions at 2 of the country's largest general contractors and the last 4 years as President of specialty general contractor.

Pitch



Construction projects are managed by dozens of isolated software, which cause a massive amount of rework & wasted time



$40k

Average cost of wasted time per employee [2]

52%

Of rework is caused by poor communication and project data [3]

35%

Amount of wasted time each employee spends per week filtering through data [1]

Tools Built For A Single User Base

General Contractors (GCs) control the money and info on projects. Following the money trail, construction software tools are heavily focused on... you guessed it: *General Contractors.*

The problem in this is that where **GCs watch** over construction projects, Subcontractors **(SCs)** actually **do the work** on projects.

Forced to rely on tools built for GCs as the primary customer, **SCs end up using a litany of *single-solution isolated programs*,** to repurpose information for their own use case, and then repurpose it yet again to send back up the ladder or process further to be able to collaborate with.

"51.3% of all respondents are still manually transferring data from apps without integrations"[5]

Like a giant, daily game of telephone, information is created in the GCs program, and then duplicated by the SCs into their own software tools, and then changed countless other times as it moves up and down the chain until project completion.

Every project, has different data, spread across multiple platforms.
TODAY
A System With Unlimited Points of Failure
Unnecessary manual work duplicating info
Everyone must learn multiple GC tools
One project's information is spread across multiple tools
Lack of data consistency & systems, from one project to the next
Navigate (i.e. - tune out) endless emails & notifications (many important!)











DARKMATR was built for subcontractors, architects, engineers, and designers, who work on multiple projects at one time and are craving a single solution to manage all of the noise from GC software.
All projects, centralized information, managed on a single platform.
DARKMATR
One Software To Manage It All
Never duplicate a doc again. And build custom docs all in one place.
Easily replicate a prior projects documents & systems
Single source for all project info:
→ bidding
→ managing
→ closing out
Train employees to use a single tool for all project tasks
Get notified & emailed only when it pertains to your projects & your tasks











EASILY FIND, TRACK, CREATE AND SHARE THE INFOMRATION YOU WANT
DARKMATR
WORKSETS
Source
Company
Project
Annotate
WORKSETS
PARADIGM





Autonomous onboarding, intuitive use, no special training needed. Just log-in and go



Real time connections with multiple project management systems



Easily bring in external documents directly from your email or drag/drop in the doc storage



Mine the documents you need from upstream and downstream data quickly and efficiently

DARKMATR allows users the flexibility to create, interact, and escalate data the way they want across multiple backends without being restricted by other siloed software or expensive enterprise agreements.



Easily collaborate and track with DARKMATR users and non-users



Set custom notifications on the project info for changes relevant to your scope



Real time cost impact notification and negotiating



Create, distribute, and automatically monitor for updates - project specific information specific to your scope

---

SCOTT MACLELLAN
CEO / Co-Founder



16 years of 100M+ construction project field experience in various roles. Has held senior level positions at 2 of the country's largest contractors.

Led growth of California subcontractor business from $3M to $55M in annual revenue with over 200 union employees.

President/Founder of successful contractor specializing in Mass Timber & Wood Frame construction.

JOHN ANDOLINO
CTO / Co-Founder



Developer of DARKMATR. John has 35 years developing enterprise software and consulting for the construction industry. He holds expertise and develops solutions in and for companies including Sage, Procore, Autodesk & Trimble.

He has been the CEO/CTO of a Construction SaaS company for the last 15 years. During this time his products have processed over of $10 Billion in revenue and 17+ Million hours of labor for customers.

THIS IS THE LEADERSHIP TEAM TO BUILD THIS SOLUTION - INDUSTRY VETERANS & CONSTRUCTION SOFTWARE LEADERS

WHO IS DARKMATR FOR?

- **For those that are forced to obtain critical project documents & data from another company's cloud software.**

- For those who need a less error-prone and timely way of filtering through and editing these docs and data.

- For those constantly creating their own redundant versions of project documents, and spending hours pulling info from multiple software applications over and over again.

- For those looking for a time efficient & accurate tool for communicating the updated data and documents across their team and back upstream.



SUBCONTRACTORS



OFFICE + FIELD EMPLOYEES



ARCHITECTS, DESIGNERS, ENGINEERS



GENERAL CONTRACTORS

CORE MARKET: Those who do the work on projects, but are forced to interact and gather relevant project information from GC controlled software

Secondary Market

DARKMATR IS AN AFFORDABLE SOLUTION FOR EVERYONE

- Our goal with DARKMATR was to create a solution that had a clear pricing model and a tiered cost based on each employees (users) needs.

- Leveraging autonomous user onboarding allows the individual users to make their own choices based on needs, removing corporate decision making from the process.

- Affordability means that DARKMATR will pay for itself with just a 3% improvement in efficiencies as a 'PRODUCTIVITY' subscriber. Leaving the remaining 32% available increase in productivity to go towards project profitability.

1	2	3	4
Experience Free	**Essentials $49/mo.**	**Productivity $99/mo.**	**Enterprise $Call**
Users that want to try it out with 1 backend read only – filtered by user access only.	Users that want full access to their integration data in a single interface. 2 backend connections included.	Build, Collaborate, and share custom documents, with live monitoring for updates, 3 integration connections 50GB document storage. 4 Field User Licenses.	Custom integrations with company specific software.

DARKMATR provides an affordable full suite solution that not only stands alone – **but more importantly integrates with the industry leading solutions, providing a single dashboard to receive, store, and send data across all the rest.**

Built for GCs to have a broad, birds-eye project view

AUTODESK Construction Cloud

BUILDINGCONNECTED

PlanGrid

PROCORE

Intricate, single-solutions, set up as isolated platforms

FIELDWIRE

BLUEBEAM

Built for


those who
do the work
on projects
DARKMATR
$
$$
$$$


COMPETITION = DARKMATR CUSTOMER ACQUISITION & LIQUIDATION
PROCORE
2M Users
DARKMATR integration ACTIVE
AUTODESK Construction Cloud
1.5M Users
DARKMATR integration Q4 2023
BUILDINGCONNECTED
1M Users
DARKMATR integration Q2 2024
Trimble Connect
20M Users
DARKMATR integration Q2 2024
DARKMATR currently integrates with over $3.5B in construction software and a user-base of over 25M. And we've just begun. Integrations play a key role in customer acquisition.
Long term, the expectation is that one of the major GC players will be inclined financially to acquire Darkmatr based on capturing of the subcontractor market.
FIELDWIRE
1M Users
DARKMATR integration Q1 2024
sage 300 Construction and Real Estate
DARKMATR integration Future
intuit QuickBooks
DARKMATR integration Future
ORACLE
DARKMATR integration Future

Forward-looking projections cannot be guaranteed.


The cost of rework in the construction industry is $31B annually
Customer Acquisition Strategy
PROCORE
2M Users
AUTODESK Construction Cloud
1.5M Users
BUILDINGCONNECTED
1M Users
Trimble Connect
20M Users
Success is not reliant on poaching users from existing platforms!
DARKMATR is an intuitively built solution to leverage cloud based project information stored on GC centric platforms and provide subcontractors & design professionals a location to create, find, customize, and store the information they need.
At an attainable price point for everyone, DARKMATR will be the central hub for those using other platforms, but also the first & only tool for those still working out of digital folder storage & paper notebooks to manage their projects.
1. GC-focused software integrations play a key role in moving SCs over to DARKMATR
2. SCs work on several projects at one time, with several other SCs & Cs, so application of DARKMATR can spread easily once implemented regionally
3. Sage 300 will be integrated into DARKMATR's product, resulting in dozens of GCs already paying for this service to begin using DARKMATR by default



Forward-looking projections cannot be guaranteed.

HOW YOU CAN BE A PART OF BUILDING THIS COMPANY ALONGSIDE US

- Through this Wefunder campaign & industry-only angel round we are allowing up to $350K of new owners in this project.

- We're raising this round through a SAFE at a $3.5M valuation cap, with a 20% discount on the first $100k raised

- Funds attained through this raise will be strategically allocated for these four growth oriented objectives:



DEV OPS

AWS Infrastructure buildout
Production Launch
Continue Integrations
Development



CUSTOMER SUCCESS

Customer onboarding
Manage customer support
and experience
$1M in ARR by Q4 2024



SALES & MARKETING

LinkedIn Marketing
Campaign
Attend Procore
GroundBreak 2024



LEGAL

Pursue Patents for
unique technologies
developed in
DARKMATR

Citations / References

(1) Ellis, Grace/Autodesk. "100+ Construction Industry Statistics" (March 23, 2022)
(2) Salary.com, "Project Manager Sr. - Construction Salary in the United States" (September 18, 2022)
(3) Autodesk - Connected Construction: A Path to Collaborating Better, Together" (November 16, 2022)

(4) Trimble Connect (Corporate Website)
(5) JBKnowledge – 2021 Construction Technology Report

7.24.2023